Filed by Vertical Aerospace Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Broadstone Acquisition Corp.
Commission File No.: 001-39506
Date: June 11, 2021

Bloomberg - 11 June

Speaker Key:

IV	Interviewer

SF	Stephen Fitzpatrick

00:00:00

IV	So, obviously a lot going on. So, let’s just start with, ah, the opportunity here. Where are you in your own flight path?

SF	Yes, thanks so much for having me. Ah, Vertical launched in 2015, so we’re six years in, and, ah, we’ve flown two full scale prototypes already. The, the vehicle that we’re launching and announcing, and that we’re partnering with American and Virgin with. It’s, ah, X4, four passengers, piloted, ah, and we’re due to start manufacture of that vehicle, ah, well it’s manufacture at the moment, and the test flight programme will start later this year, Q4.

IV	Okay, so flying taxis sound amazing, especially if anyone’s tried to get around, ah, in rush hour, and yet there is a question, first of all, how peaceable it is. I mean, I’m probably not going to hop in and drive a flying taxi, because nobody wants to see that. And also, whether this is catering to the common man and woman. Can you give a sense of how you envision flying taxis, following into the, ah, the transportation ecosystem?

00:00:59

SF	Yes, sure, so first of all, I think one of the most important things is that people who are sceptical, I think that’s completely justified, right. So, this is… These are new aircraft, and we have a lot to prove. The one thing I would say is the technology that we’re using, it already exists today. This is not based in some new battery system or some new electric motor that we need to invent.

Um, all the technology we use at Vertical is based on today’s existing technology. Most of it developed for the automotive sector, and now we’re repurposing it for airspace. Um, but, you know, we still need to be able to build and, and most importantly, certify these aircraft to the same safety standards as today’s commercial airlines. Ah, and that’s a really, really high bar. Air, airplanes, airlines, they’re safe for a reason.

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IV	Mm.

SF	Regulations are extremely challenging to me, and, ah, and, and, so that’s the, the challenge for us and for all eVTOL companies, but the benefits are huge. So, if you think about helicopters, they’re really useful. They’ve been around for 50, 60 years, but they’ve got a lot of problems. They’re dirty. They have high emissions. They’re noisy. They’re expensive, ah, and they’re dangerous.

Um, if you look at vehicles we’ll be developing, we’re talking about transportation that’s 100 times safer than a helicopter. Same standard as a commercial airliner.

00:02:20

It’s 100 times quieter and it’s a fifth of the price. So, it’s about $1 per passenger mile, um, which in, in Europe, that’s about the same price as, ah, rail fare. Ah, in the US, it’s about the same price as taking a taxi on your own. So, this is, you know, this is definitely going to democratise, ah, urban air mobility, what we would call helicopter travel.

IV	So…

SF	Um, and you’re talking about JFK to Manhattan, 12 minutes and $40 a ticket.

IV	Right.

SF	So, really affordable for, for every man.

IV	So, let me just ask you. We’ve only got about a minute left here Stephen. Obviously, big airlines are interested. They’re investing. They, they, you know, they see something here, ah, right around the world. It’s that last mile, I guess, that’s appealing. How long before Lisa’s hopping on a… In an air taxi? How long before people are actually using this service and it’s, it’s affordable?

SF	So, we think certification is going to be around 2024, 2025. Ah, like I said, we’re using existing technology and we’re already well through our certification programme. Um, and you’re going to see, you know, first, a relatively slow ramp up. Obviously, there’s going to need to be city permitting, local airspace regulation, but this is going to be reality in the next five years. And, and as I said, airlines already getting well into this now, to see how this is going to change their business models and how they’re going to connect passengers to their airports.

IV	Right. Mm, pretty exciting stuff. Stephen, great to have you with us. Appreciate it.

00:03:49

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